UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

RESOURCES CONNECTION, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

76122Q105

(CUSIP Number of Class of Securities)

Herbert M. Mueller

Executive Vice President and Chief Financial Officer

17101 Armstrong Avenue

Irvine, California 92614

Telephone: (714) 430-6400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Mark D. Peterson, Esq.

Shelly Heyduk, Esq.

O’Melveny & Myers LLP

610 Newport Center Drive, 17th Floor

Newport Beach, CA 92660

Telephone: (949) 823-6900

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$96,000,000	$11,126.40

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase 6,000,000 shares of common stock, par value $0.01 per share, at the maximum tender offer price of $16.00 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017 equals $115.90 per $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Resources Connection, Inc., a Delaware corporation (“Resources” or the “Company”), to purchase up to 6,000,000 shares of its common stock, par value $0.01 per share (the “Shares”), at a price not greater than $16.00 nor less than $13.50 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 18, 2016 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Offer”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase and the Letter of Transmittal is incorporated by reference in answer to Items 1 through 11 in this Schedule TO, and as more particularly set forth below.

Item 1. Summary Term Sheet.

The information set forth in the section captioned “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address: The name of the issuer is Resources Connection, Inc., a Delaware corporation. The address of its principal executive office is 17101 Armstrong Avenue, Irvine, California 92614 and its telephone number is (714) 430-6400.

(b) Securities: The subject securities are the Shares of Resources Connection, Inc., which are listed and traded on the NASDAQ Global Select Market under the symbol “RECN.” As of October 12, 2016, there were 36,101,867 Shares outstanding.

(c) Trading Market and Price: The information set forth in Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address: Resources Connection, Inc., a Delaware corporation, is the filing person and subject company. The address of its principal executive office is 17101 Armstrong Avenue, Irvine, California 92614 and its telephone number is (714) 430-6400. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms: The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 1 (“Number of Shares; Proration”), Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 3 (“Procedures for Tendering Shares”), Section 4 (“Withdrawal Rights”), Section 5 (“Purchase of Shares and Payment of Purchase Price”), Section 6 (“Conditional Tender of Shares”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Funds”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 14 (“Certain United States Federal Income Tax Consequences”) and Section 15 (“Extension of the Offer; Termination; Amendment”) of the Offer to Purchase is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

(b) Purchases: The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities: The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(b) Use of the Securities Acquired: The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c) Plans: The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds: The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) Conditions: The information set forth in Section 7 (“Conditions of the Offer”) and Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(d) Borrowed Funds: The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership: The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities Transactions: The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 16 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

(a)-(b) Not applicable. The consideration offered consists solely of cash. The Offer is not subject to any financing condition and Resources is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.

Item 11. Additional Information.

The Company will amend this Schedule TO to include documents that the Company may file with the Securities and Exchange Commission (the “SEC”) after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

(a)(1)-(a)(5) Agreements, Regulatory Requirements and Legal Proceedings: The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 10 (“Certain Information Concerning the Company”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and Section 13 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(c) Other Material Information: The information in the Offer to Purchase and the Letter of Transmittal, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase, dated October 18, 2016.

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(F)	Summary Advertisement, dated October 18, 2016.

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(A)	Press release announcing commencement of the Offer, dated October 18, 2016.

(a)(5)(B)	E-mail to employees in connection with the Offer, sent October 18, 2016.

(b)	Credit Agreement, dated as of October 17, 2016, among Resources Connection, Inc. and Resources Connection LLC, as Borrowers, certain domestic subsidiaries of Resources Connection, Inc. party thereto, as Guarantors, and Bank of America, N.A., as Lender (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filing of October 17, 2016).

(d)(1)	Stockholders Agreement, dated December 11, 2000, between Resources Connection, Inc. and certain stockholders of Resources Connection, Inc. (incorporated by reference to Exhibit 4.2 to the Company’s Amendment No. 7 to the Company’s Registration Statement on Form S-1 filed on December 12, 2000 (File No. 333-45000)).

(d)(2)	Resources Connection, Inc. 1999 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1 filed on September 1, 2000 (File No. 333-45000)).

(d)(3)	Resources Connection, Inc. Employee Stock Purchase Plan (incorporated by reference to Annex B to the Company’s Proxy Statement filed with the SEC pursuant to Section 14(a) of the Exchange Act on September 11, 2008).

(d)(4)	Resources Connection, Inc. 2004 Performance Incentive Plan (incorporated by reference to Annex A to the Company’s Proxy Statement filed with the SEC pursuant to Section 14(a) of the Exchange Act on September 11, 2008).

(d)(5)	Resources Connection, Inc. 2004 Performance Incentive Plan Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.22 to the Company’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2005).

(d)(6)	Resources Connection, Inc. 2004 Performance Incentive Plan Nonqualified Stock Option Agreement (Netherlands) (incorporated by reference to Exhibit 10.23 to the Company’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2005).

(d)(7)	Resources Connection, Inc. 2004 Performance Incentive Plan Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.24 to the Company’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2005).

(d)(8)	Sample Restricted Stock Award Agreement (incorporated by reference to Exhibit 99.3 to the Company’s Form 8-K filing of July 15, 2005).

(d)(9)	Employment Agreement, dated July 17, 2008, between Resources Connection, Inc. and Kate W. Duchene (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filing of July 21, 2008).

(d)(10)	Employment Agreement, dated July 30, 2013, between Resources Connection, Inc. and Tracy Stephens (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filing of August 1, 2013).

(d)(11)	Consulting Agreement, effective August 29, 2016, between Nathan Franke and Resources Connection, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filing of August 17, 2016).

(d)(12)	Employment Agreement, effective August 29, 2016, between Herb Mueller and Resources Connection, Inc. (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filing of August 17, 2016).

(d)(13)	Employment Letter, effective August 29, 2016, between John Bower and Resources Connection, Inc. (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K filing of August 17, 2016).

(d)(14)	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.26 to the Company’s Form 10-K for the year ended May 31, 2008).

(d)(15)	Resources Connection, Inc. Directors’ Compensation Policy (incorporated by reference to Exhibit 10.21 to the Company’s Quarterly Report on Form 10-Q for the quarter ended February 26, 2011).

(d)(16)	Resources Connection, Inc. 2014 Performance Incentive Plan (incorporated by reference to Exhibit 10.22 to the Company’s Form 8-K filing of October 28, 2014).

(d)(17)	Resources Connection, Inc. Employee Stock Purchase Plan (incorporated by reference to Annex B to the Company’s Proxy Statement filed with the SEC pursuant to Section 14(a) of the Exchange Act on September 15, 2014).

(g)	None.

(h)	None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RESOURCES CONNECTION, INC.

/s/ Herbert M. Mueller
Name:	Herbert M. Mueller
Title:	Executive Vice President and Chief Financial Officer

Date: October 18, 2016

Index to Exhibits

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated October 18, 2016.

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(F)	Summary Advertisement, dated October 18, 2016.

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(A)	Press release announcing commencement of the Offer, dated October 18, 2016.

(a)(5)(B)	E-mail to employees in connection with the Offer, sent October 18, 2016.

(b)	Credit Agreement, dated as of October 17, 2016, among Resources Connection, Inc. and Resources Connection LLC, as Borrowers, certain domestic subsidiaries of Resources Connection, Inc. party thereto, as Guarantors, and Bank of America, N.A., as Lender (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filing of October 17, 2016).

(d)(1)	Stockholders Agreement, dated December 11, 2000, between Resources Connection, Inc. and certain stockholders of Resources Connection, Inc. (incorporated by reference to Exhibit 4.2 to the Company’s Amendment No. 7 to the Company’s Registration Statement on Form S-1 filed on December 12, 2000 (File No. 333-45000)).

(d)(2)	Resources Connection, Inc. 1999 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1 filed on September 1, 2000 (File No. 333-45000)).

(d)(3)	Resources Connection, Inc. Employee Stock Purchase Plan (incorporated by reference to Annex B to the Company’s Proxy Statement filed with the SEC pursuant to Section 14(a) of the Exchange Act on September 11, 2008).

(d)(4)	Resources Connection, Inc. 2004 Performance Incentive Plan (incorporated by reference to Annex A to the Company’s Proxy Statement filed with the SEC pursuant to Section 14(a) of the Exchange Act on September 11, 2008).

(d)(5)	Resources Connection, Inc. 2004 Performance Incentive Plan Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.22 to the Company’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2005).

(d)(6)	Resources Connection, Inc. 2004 Performance Incentive Plan Nonqualified Stock Option Agreement (Netherlands) (incorporated by reference to Exhibit 10.23 to the Company’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2005).

(d)(7)	Resources Connection, Inc. 2004 Performance Incentive Plan Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.24 to the Company’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2005).

Exhibit Number	Description
(d)(8)	Sample Restricted Stock Award Agreement (incorporated by reference to Exhibit 99.3 to the Company’s Form 8-K filing of July 15, 2005).

(d)(9)	Employment Agreement, dated July 17, 2008, between Resources Connection, Inc. and Kate W. Duchene (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filing of July 21, 2008).

(d)(10)	Employment Agreement, dated July 30, 2013, between Resources Connection, Inc. and Tracy Stephens (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filing of August 1, 2013).

(d)(11)	Consulting Agreement, effective August 29, 2016, between Nathan Franke and Resources Connection, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filing of August 17, 2016).

(d)(12)	Employment Agreement, effective August 29, 2016, between Herb Mueller and Resources Connection, Inc. (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filing of August 17, 2016).

(d)(13)	Employment Letter, effective August 29, 2016, between John Bower and Resources Connection, Inc. (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K filing of August 17, 2016).

(d)(14)	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.26 to the Company’s Form 10-K for the year ended May 31, 2008).

(d)(15)	Resources Connection, Inc. Directors’ Compensation Policy (incorporated by reference to Exhibit 10.21 to the Company’s Quarterly Report on Form 10-Q for the quarter ended February 26, 2011).

(d)(16)	Resources Connection, Inc. 2014 Performance Incentive Plan (incorporated by reference to Exhibit 10.22 to the Company’s Form 8-K filing of October 28, 2014).

(d)(17)	Resources Connection, Inc. Employee Stock Purchase Plan (incorporated by reference to Annex B to the Company’s Proxy Statement filed with the SEC pursuant to Section 14(a) of the Exchange Act on September 15, 2014).

(g)	None.

(h)	None.